UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 January 2016

Location	Melbourne, Australia

Release Number	1/16

ONSHORE US ASSET REVIEW

BHP Billiton expects to recognise an impairment charge of approximately US$4.9 billion post-tax (or approximately US$7.2 billion pre-tax) against the carrying value of its Onshore US assets. This charge will be recognised as an exceptional item in the financial results for the half year ended 31 December 2015.

The impairment follows the bi-annual review of the Company’s asset values and reflects changes to price assumptions, discount rates and development plans which have more than offset substantial productivity improvements. The impairment will reduce Onshore US net operating assets to approximately US$16 billion1.

The oil and gas industry has recently experienced significant volatility and much weaker prices.

The US gas price remains low as industry-wide productivity improvements have resulted in higher than expected supply at lower cost. BHP Billiton has previously suspended development of its dry gas acreage. The Company has now also reduced its medium and long-term gas price assumptions.

In addition, the oil price has fallen by more than 30 per cent over the last three months following the disruption of OPEC and stronger than anticipated non-OPEC production. Although we expect prices to improve from their current lows, we have reduced our oil price assumptions for the short to medium term. Our long-term price assumptions continue to reflect the market’s attractive supply and demand fundamentals.

The increased volatility in prices has also increased the discount rates applied by BHP Billiton, which has a significant flow through impact on the Company’s assessment of its Onshore US asset value.

[1]	This excludes a deferred tax liability of approximately US$4 billion.

The Group will reduce the number of operated rigs in its Onshore US business from seven to five in the March 2016 quarter. This will comprise three rigs in the Black Hawk and two rigs in the Permian. Beyond this, investment and development plans for the remainder of the 2016 financial year are under review, with a focus on preserving cash flow.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said “Oil and gas markets have been significantly weaker than the industry expected. We responded quickly by dramatically cutting our operating and capital costs, and reducing the number of operated rigs in the Onshore US business from 26 a year ago to five by the end of the current quarter.

“While we have made significant progress, the dramatic fall in prices has led to the disappointing write down announced today. However, we remain confident in the long-term outlook and the quality of our acreage. We are well positioned to respond to a recovery.”

The broader carrying value assessment of the Group’s assets will be finalised in conjunction with the interim financial results to be released on 23 February 2016.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
T +61 3 9609 2800 Mobile +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
T +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
T + 61 3 9609 2592 Mobile + 61 419 315 001 Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and South Africa	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Americas
T +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +61 3 9609 2693 Mobile: +61 429 124 209
Jennifer White	email: James.Wear@bhpbilliton.com
T +44 207 802 7462 Mobile +44 7827 253 764 Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	January 15, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary